SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at February 11, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 11, 2003

* Print the name and title of the signing officer under his signature.

________________________

Anooraq Resources Corporation

1020-800 W Pender St .
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

ANOORAQ OUTLINES POTENTIAL MAJOR PGM DISCOVERY

February 11, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSXV-ARQ; OTC:BB-ARQRF) is pleased to announce very encouraging results from surface exploration work on its South Block property, located on the Northern Limb of South Africa's Bushveld Complex. The South Block comprises five farms (claims), totalling 10,330 hectares, that are part of the Anooraq/Anglo Platinum Joint Venture properties as described in Anooraq's news release dated May 8, 2002. An integrated exploration program of airborne geophysics, grid geochemistry and geological mapping has defined a pyroxenite horizon on the South Block properties that is strongly anomalous in platinum group and associated metals over a five kilometre strike length. This major deposit target is defined by strong coincident platinum, palladium, and chromium values in soil (see Anooraq's website at www.hdgold.com). The pyroxenite unit is about 100 metres thick and dips shallowly to the northwest. This appears to be the same unit that hosts Pan Palladium Limited's northern and southern deposits with announced combined inferred resources of 59.1 million tonnes grading 1.3 g/t 5 PGM + Au, 0.14% Ni and 0.04% Cu (Pan Palladium Limited News Release, January 24, 2002), lying immediately on strike to the east of Anooraq's South Block property.

If confirmed by drilling, this would be Anooraq's third substantial discovery within its extensive mineral property holdings, which cover a 45 kilometre strike length of the prolific Northern Limb. Anooraq's first discovery was made within its North Block of properties on the Drenthe farm. Holes drilled along a 4.5 kilometre length of the Platreef horizon intersected platinum-palladium-rhodium plus gold and associated nickel-copper mineralization. Geological modelling of mineralization within the Platreef horizon, as defined by a 0.5 g/t PGM (platinum+palladium+rhodium+gold) threshold over a 2,400 metre X 250 metre area of the North Block, was completed by Anooraq geological staff. Three mineralized zones, with good grade and continuity, have been outlined over a total thickness of 35 metres; the largest of these has been traced for over 2000 metres, is up to 250 metres wide, and 10-20 metres thick. Thick PGM intercepts were encountered at the limits of the drilling, indicating excellent potential to the north and, similarly, down dip to the west. These intercepts include 46 metres grading 1.60 g/t; 35 metres grading 2.16 g/t; 48 metres grading 1.61 g/t; 21 metres grading 2.53 g/t; 45 metres grading 1.79 g/t and 22 metres grading 2.00 g/t. An inferred resource of 99.4 million tonnes, grading 1.31 g/t PGM and associated based metals containing four million ounces of PGM has been estimated for the Drenthe discovery. The independent qualified person for the resource estimate is Deon Vermaak, Ph.D., Pr. Sci. Nat. of GeoActiv (Pty) Ltd. Further drilling is being planned to expand this resource.

On the Centre Block, a second discovery is being drill delineated on Anooraq's Rietfontein farm. African Minerals Ltd., a private affiliate of Robert Friedland's Ivanhoe Capital Corporation, is earning a 50% joint venture interest in the 2,900 hectare Rietfontein farm by operating a major, multi-rig drilling program. Rietfontein is adjacent to and contiguous with African Mineral's Turfspruit farm immediately to the west where up to 12 rigs have been drilling for over a year. A PGM-nickel-copper mineralized pyroxenite horizon straddles the common boundary of the two farms. Thirty-six vertical core holes have been drilled on Rietfontein along a southeast trend. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef pyroxenite. Broad sections of PGM, nickel and copper mineralization have been encountered in most of the holes drilled to date, outlining a deposit that dips from 30 to 70 degrees to the west and is continuous over about 1,450 metres of strike length. Mineralization extends from a shallow depth, over vertical extents of 50 to 250 metres. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, ranging from 5 to 90 metres in thickness and grading about 1 gram per tonne PGM (platinum+palladium+gold). The platinum:palladium ratio is approximately 0.65 and the platinum:gold ratio is approximately 3.0 for these intervals. PGM are accompanied by substantial base metal grades of about 0.26% nickel and 0.20% copper. The combination of very consistent grades of PGM, nickel, and copper over substantial widths at shallow depth indicates the discovery of a mineral deposit that is potentially amenable to low cost open pit mining and processing.

On farms adjoining Anooraq's properties, Anglo Platinum's subsidiary Potgietersrust Platinums ("PPRust") mines PGM and base metals at the large Sandsloot open pit operation. The PPRust property hosts some eight deposits with estimated mineral reserves and resources of 515 million tonnes, containing about 65 million ounces of PGM plus gold (Anglo Platinum 2001 Annual Report). The 12,000 tonne per day Sandsloot mine produced 463,000 refined ounces of platinum group metals in 2001, along with substantial by-product gold, nickel and copper.

The potential for long life, massive tonnage, low-cost open pit mining, coupled with new infrastructure developments like Anglo Platinum's smelter complex that is under construction at Polokwane (about 20 km from Anooraq's ground) has made the Northern Limb one of the most attractive targets for successful PGM exploration worldwide. Exploration activities in the region have increased dramatically over the past two years. With this obvious interest and development focus, the Northern Limb has the potential to become a world centre of PGM production.

For additional details on Anooraq and its PGM-Nickel-Copper Project on the Northern Limb, please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.